March 29, 2005


Mail Stop 04-09

VIA U.S. MAIL AND FAX 1-310-966-9494

Victor J. Coleman
President, Chief Operating Officer and Director
Arden Realty Limited Partnership
11601 Wilshire Boulevard, Fourth Floor
Los Angeles, CA 90025

RE:	Arden Realty Limited Partnership
	Form 10-K for the year ended December 31, 2004

Dear Mr. Coleman:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-K fiscal year ended December 31, 2004

Consolidated Statements of Income, page F-3
1. What is your basis in GAAP for presenting income from continuing operations before impairment on investment in securities and how does your presentation comply with Rule 5-03 of Regulation S-X and Item 10(e) of Regulation S-K? Prior to the impairment, where did you record any income / loss related to this investment?

Exhibit 12.1
2. How did you consider the guidance in Item 5-03(d)(1)(c) of Regulation S-K when including the results of discontinued operations within your calculation of ratio of earnings to fixed charges?

*    *    *    *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kelly McCusker, Staff Accountant, at (202) 824-
5453
or the undersigned at (202) 942-1975 if you have questions.

						Sincerely,



      Cicely Luckey
      Senior Staff Accountant


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Arden Realty Limited Partnership
March 29, 2005
Page 3